Contact

www.linkedin.com/in/adam-b-struck
(LinkedIn)

Top Skills

Corporate Finance
Venture Capital
Private Equity

Honors-Awards

Forbes 30 Under 30 Venture Capital

Adam B. Struck

Founder and Managing Partner at Struck
Santa Monica, California, United States

Experience

Struck Capital
Founder and Managing Partner
June 2014 - Present (9 years)

Struck Crypto
Founder and Managing Partner
December 2017 - Present (5 years 6 months)

Struck Studio
Co-Founder and CEO
March 2021 - Present (2 years 3 months)

EarlyDay
Board Observer
August 2022 - Present (10 months)

meez
Member Board Of Directors
December 2021 - Present (1 year 6 months)

Snickerdoodle Labs
Investor
July 2021 - Present (1 year 11 months)

Sequel.io
Member Board Of Directors
March 2021 - Present (2 years 3 months)

mate fertility
Member Board Of Directors
December 2020 - Present (2 years 6 months)

Verifiable
Investor

June 2020 - Present (3 years)

BlackCart
Member Board of Directors
April 2020 - Present (3 years 2 months)

Payitoff
Member Board of Directors
October 2019 - Present (3 years 8 months)

Frame
Member Board of Directors
August 2019 - Present (3 years 10 months)

Mythical Games
Member Board of Directors
November 2018 - Present (4 years 7 months)

Zero Hash
Member Board of Directors
May 2018 - Present (5 years 1 month)

Algorand
Investor
July 2018 - Present (4 years 11 months)

Sendoso
Board Observer
February 2018 - Present (5 years 4 months)

Aquabyte
Investor
January 2018 - Present (5 years 5 months)

Say
Investor
November 2017 - Present (5 years 7 months)

Hedera Hashgraph
Investor
November 2017 - Present (5 years 7 months)

WeRecover
Investor
October 2017 - Present (5 years 8 months)

Bunker
Investor
October 2017 - Present (5 years 8 months)

Mode.net
Investor
August 2017 - Present (5 years 10 months)

Orchid Labs
Investor
July 2017 - Present (5 years 11 months)

Scratch Financial
Board Observer
June 2017 - Present (6 years)

Atrium LLP
Investor
May 2017 - Present (6 years 1 month)

Unbound Box
Investor
May 2017 - Present (6 years 1 month)

Vendigo
Investor
April 2017 - Present (6 years 2 months)

Humi HR
Investor
March 2017 - Present (6 years 3 months)

Alchemy 43
Investor
March 2017 - Present (6 years 3 months)

Techstars
Mentor
February 2017 - Present (6 years 4 months)
Greater Los Angeles Area

Knowhere
Investor
January 2017 - Present (6 years 5 months)

InspiredMe
Investor
January 2017 - Present (6 years 5 months)

ComparaGuru.com
Investor
December 2016 - Present (6 years 6 months)

IOpipe
Investor
December 2016 - Present (6 years 6 months)

OTI Lumionics
Investor
November 2016 - Present (6 years 7 months)

Zinc Platform
Investor
November 2016 - Present (6 years 7 months)

Joymode
Investor
October 2016 - Present (6 years 8 months)

Jumpcut, Inc.
Investor
August 2016 - Present (6 years 10 months)

Raptor Maps, Inc.
Investor
August 2016 - Present (6 years 10 months)

PayForward
Board Observer
August 2016 - Present (6 years 10 months)

Cohealo, Inc.
Investor
July 2016 - Present (6 years 11 months)

flexReceipts
Investor
June 2016 - Present (7 years)

Quilt
Investor
April 2016 - Present (7 years 2 months)

LendingFront
Investor
April 2016 - Present (7 years 2 months)

Apollo.io
Investor
April 2016 - Present (7 years 2 months)

ZeroCater
Investor
January 2016 - Present (7 years 5 months)

The Honest Company
Investor
July 2015 - Present (7 years 11 months)

WunderCar
Investor
April 2015 - Present (8 years 2 months)

Tachyus
Investor
December 2014 - Present (8 years 6 months)

LiquiGlide
Investor
August 2015 - Present (7 years 10 months)

Nutanix
Investor
October 2014 - Present (8 years 8 months)

Postmates
Investor
February 2014 - Present (9 years 4 months)

Long Island Iced Tea
Co-Founder & Board Member
2011 - 2015 (4 years)
Greater New York City Area

Founded in 2011, Long Island Iced Tea Brands (www.longislandicedtea.com)
offers premium hot-filled bottled iced tea brewed with custom black tea leaves
and reverse osmosis water. Sold in Costco, 7-Eleven, Stop & Shop, King
Kullen, Fairway, Best Yet and over 10,000 independent outlets. Sold to private
equity firm Cullen Investments. NASDAQ:LTEA.

Kirkland & Ellis LLP
Associate
2013 - 2014 (1 year)
Greater New York City Area

Corporate Practice Group:
-Mergers & Acquisitions
-Private Equity

Education

Georgetown University Law Center
Doctor of Law (J.D.)

Northwestern University
Bachelor's Degree